SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November 2013

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

HOMEX REPORTS 3Q13 EARNINGS RESULTS

Culiacan Mexico, November 8th, 2013—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Third Quarter ended September 30, 20131.

Financial and Operating Highlights

  Total revenue for the third quarter of 2013 was Ps.102.9 million (US$7.8 million) from Ps.7.0 billion (US$534.9 million) for the same period in 2012.  Housing revenues were Ps.38.8 million (US$2.9 million), compared to Ps.5.1 billion (US$390.7 million) during the third quarter of 2012.  The Company recognized other revenues and infrastructure revenues during the quarter of Ps.64.1 million (US$4.9 million) compared to Ps.696.5 million (US$53.0 million) during the third quarter of 2012.
  The Company recognized a charge of Ps.4.0 billion for land and construction-in-progress inventory as per the viability analysis performed on the Company’s housing projects according to the published rules for subsidy application from SEDATU.
  For the quarter, the Company created a Ps.2.3 billion provision registered in Selling General and Administrative Expenses (SG&A) for uncollectible accounts receivable outstanding for more than 160 days in accordance with the Company’s policies.
  During the quarter, the Company registered a Ps.1.2 billion FX gain mainly derived from the application of NIC 39 as well as the unhedged dollar denominated debt FX fluctuation during the period.
  For the nine-month accumulated period ended  September 30, 2013, Homex generated a consolidated negative Free Cash Flow (FCF) of Ps.3.5 billion driven by the Company’s nine-month accumulated negative net income.

1Unless otherwise noted, all monetary figures in the tables are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS). Third quarter 2013 and 2012 figures are presented without recognizing the effects of inflation as per the application of IAS-29 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar  figures in this release are presented only for the convenience of the reader and are computed, using an exchange rate of Ps.13.1450 per US$1.00, the rate of exchange in effect on September 30, 2013. Third quarter and nine-month 2013 and 2012 financial information is unaudited and subject to adjustments.

Percentage changes are  expressed in basis points and are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FINANCIAL AND OPERATING HIGHLIGHTS					NINE MONTHS
Thousands of pesos	3Q'13 Thousands U.S dollars (Convenience Translation)	3Q'13 Thousands of pesos	3Q'12	Chg % and bps	2013 Thousands U.S Dollars (Convenience Translation)	2013	2012	Chg % and bps
Volume (Homes)	92	92	12,546	-99.3%	6,222	6,222	32,438	-80.8%
Revenues	$7,834	$102,974	$7,032,103	-98.5%	$345,975	$4,547,840	$20,363,610	-77.7%
Housing revenues	$2,955	$38,849	$5,136,056	-99.2%	$193,649	$2,545,515	$13,189,353	-80.7%
Cost	$322,866	$4,244,072	$5,235,121	-18.9%	$1,341,779	$17,637,689	$14,958,209	17.9%
Capitalization of Comprehensive Financing Costs (CFC)	$14,277	$187,669	$359,092	-47.7%	$101,515	$1,334,408	$850,639	56.9%
Gross profit	-$315,032	-$4,141,097	$1,796,982	-330.4%	-$995,804	-$13,089,849	$5,405,402	-342.2%
Gross profit adjusted for capitalization of CFC	-$300,755	-$3,953,428	$2,156,074	-283.4%	-$894,290	-$11,755,441	$6,256,040	-287.9%
Operating income	-$633,400	-$8,326,041	$1,222,133	-781.3%	-$1,535,541	-$20,184,691	$3,483,778	-679.4%
Operating income adjusted for capitalization of CFC	-$619,123	-$8,138,371	$1,581,224	-614.7%	-$1,434,027	-$18,850,283	$4,334,416	-534.9%
Net income	-$267,671	-$3,518,531	$442,867	-894.5%	-$1,032,643	-$13,574,093	$1,845,698	-835.4%

a)   US$ values are computed using an exchange rate of Ps.13.1450 per US$1.00 the rate in effect as of September 30, 2013.  Common Share/ADR ratio: 6:1.

Operating Results

Titled volume.  During the third quarter of 2013, sales volume of titled homes totaled 92 homes, compared to 12,546 homes during the third quarter of 2012, reflecting the lower level of operations at the Company’s housing projects due to its liquidity and legal constraints.

All of the homes sold during the third quarter of 2013 were in the affordable entry level, or AEL, segment in Mexico, compared to 89.3 percent for the same period in the previous year.  During the recent quarter the Company did not title any middle-income units compared to 1,309 units that the Company titled during the third quarter of 2012.

During the third quarter of 2013, the Company did not title homes in Brazil due to the Company’s cash restriction during the period, which limited operations in that country.

VOLUME						NINE MONTHS
	3Q'13	% of Total	3Q'12	% of Total	Change 3Q13 /3Q12	2013	% of Total	2012	% of Total	Change 13/12
Mexico
Affordable-Entry (from 2 to 11 times MW*)	92	100.0%	11,208	89.3%	-99.2%	5,656	90.9%	29,041	89.5%	-80.5%
Middle income (above 11 times MW*)	0	0.0%	1,309	10.4%	-100.0%	566	9.1%	3,230	10.0%	-82.5%
Total Mexico	92	100.0%	12,517	99.8%	-99.3%	6,222	100.0%	32,271	99.5%	-80.7%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	0	0.0%	29	0.2%	-100.0%	0	0.0%	167	0.5%	-100.0%
Total volume	92	100.0%	12,546	100.0%	-99.3%	6,222	100.0%	32,438	100.0%	-80.8%

*Minimum Wage

The average price for all titled homes sold during the third quarter of 2013 was Ps.422 thousand compared to Ps.409 thousand for the same period in the previous year.

AVERAGE PRICE
Thousands	3Q'13	3Q'12	Change 3Q13 /	2013	2012	Change 13 / 12	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$422	$351	20.4%	$359	$351	2.4%	$204	$560
Middle income (above 11 times MW*)	-	$907	N.A	$908	$903	0.5%	$561	$1,500
Average price for all homes in Mexico	$422	$409	3.3%	$409	$406	0.8%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	-	$646	N.A	N.A	$533	N.A	$450	$978
Average price for all homes	$422	$409	3.1%	$409	$407	0.6%

*Minimum Wage

Note: The Company categorized its products sold during the quarter according to the price ranges presented above

THIRD QUARTER 2013 RESULTS                                   2

Geographic Footprint

Homex continues to have presence in 33 cities and 20 states across Mexico, as of September 30, 2013. Nevertheless, during the quarter, the Company was unable to operate in most of its branches and is currently assessing the future cost and most efficient way to reactivate its operations.

Financial Results

Revenues in the third quarter of 2013 were Ps.102.9 million, a 98.5% decrease from Ps.7,032.1 million in the same period of 2012. Total housing revenues in the third quarter of 2013 were Ps.38.8 million compared to Ps.5,136.1 million in the same period of 2012, driven by the low level of operations at the Company’s housing projects due to its liquidity and legal constraints.

During the third quarter of 2013, all of the Company’s housing revenues resulted from AEL sales. Other revenues during the quarter accounted for Ps.43.5 million compared to Ps.28.3 million during the third quarter of 2012, mainly related to the sale of construction and prefabricated materials.

Homex did not recognize revenues from its International Division (operations in Brazil) during the third quarter of 2013 as a result of the Company’s cash restrictions.

During the third quarter of 2013, revenues from Homex’ Infrastructure Division for building service contracts totaled Ps.20.6 million as a result of the Company’s construction contracts with federal and state governments compared to Ps.668.2 million during the same period of 2012.

As a percentage of total revenues, Homex’ Mexico Division represented 80.0 percent during the third quarter of 2013 compared to 73.4 percent during the third quarter of 2012.  Homex’ Infrastructure Division, represented 20.0 percent of total third quarter 2013 revenues compared to 26.6 percent during the same period of 2012.

Gross profit (loss) decreased in the third quarter of 2013 to a negative Ps.4,141.1 million compared to a profit of Ps.1,796.9 in the same quarter of 2012.  During the quarter, the Company’s COGS which were not capitalized was Ps.4.1 billion, which includes Ps.4.0 billion of adjustments to the Company’s land and construction-in-progress inventory as per the viability analysis that the Company performed of its housing projects according to the published rules from SEDATU, and the assessment performed to evaluate the commercial viability of projects, in addition to the incurred costs in relation to the reactivation of its housing projects.

Beginning January 1, 2012, as the Company implemented IFRS, and pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent they are considered adjustments to interest expense.

During the third quarter of 2013, capitalized interest expense was Ps.187.7 million, a 47.7 percent decrease when compared to Ps.359.1 million during the third quarter of 2012.

On a pro-forma basis (without considering the application of IAS 23 in 2013 and 2012), Homex’ gross profit for the quarter would have been negative Ps.3.9 billion compared to a profit of Ps.2.1 billion during the same period in 2012.

THIRD QUARTER 2013 RESULTS                                   3

Selling, General and Administrative Expenses (SG&A) for the third quarter of 2013 increased to Ps.4.2 billion from Ps.574.8 million during the third quarter of 2012 mainly due to the recognition of a provision of Ps. 2.3 billion for uncollectable accounts receivables outstanding for more than 160 days mainly from clients that lost eligibility for subsidies or deteriorated their credit  status making  collection on those receivables uncertain, as well as approximately Ps.1.2 billion related to the extraordinary expense of having most operations, including our Brazilian operation, stopped during the period.

Operating income. During the third quarter of 2013, the Company had an operating loss of Ps.8,326.0 million compared to operating income of Ps.1,222.1 million during the same period of 2012.  On a pro-forma basis (without considering the application of IAS 23 in 2013 and 2012) Homex’ operating loss for the third quarter of 2013 would have been Ps.8,138.4 compared to an operating income of Ps.1,581.2 million during the same period of last year. Operating result during the quarter was negatively affected by the adjustments on the Company’s land and construction-in-progress inventory recognized in Homex’ COGS as well as by the increase in the Company’s SG&A as explained above.

Net comprehensive financing cost (CFC) for the third quarter of 2013 resulted in an income of Ps.1,462.6 million compared to a cost of Ps.154.4 million for the third quarter of 2012. The result mainly reflects the application of NIC 39 (Financial Instruments: Recognition and Measurement) in this quarter, in which the Company reversed the negative effect related to the derivative transactions described in the Company’s second quarter earnings release and recognized during the second quarter of 2013. The corresponding effect in the balance sheet is reflected in the Other Stockholders’ Equity Accounts.

Net income (loss) for the third quarter of 2013 was negative Ps.3,518.5 million compared to an income of Ps.442.9 million reported for the same period in 2012.

Earnings per share (EPS) for the third quarter of 2013 was negative Ps.11.15 as compared to a positive Ps.1.5 reported for the third quarter of 2012, driven by the revenue decline registered during the quarter, adjustments in construction-in-progress and land inventory registered in the Company’s COGS and higher SG&A for the quarter partially offset by the effect to apply NIC 39 to the net comprehensive financing cost.

Land reserve. The Company has been using since the third quarter of 2011, a density standard that appropriately estimates the equivalence of its land reserve for the AEL segment in Mexico. The estimated density for Homex’ AEL projects is currently 70 homes per hectare (from 50 homes per hectare in 2Q11). Accordingly, the Company considers its land reserve to be equivalent to 339,612 homes. Homex’ land inventory value as of September 30, 2013 was Ps.7,364.7 million, compared to a value of Ps.10,764.2 million as of September 30, 2012.

Liquidity. As of September 30, 2013, Homex’ cash position was Ps.164.4 million that are considered restricted cash. The Company’s total debt position was Ps.21,510.9 million compared to Ps.20,598.6 in June 30, 2013.

Free Cash Flow. For the nine-months accumulated period, as of September 30, 2013 and on a consolidated basis Homex generated  negative Free Cash Flow (FCF) of Ps.3.5 billion driven by the Company’s nine-month accumulated negative net income as of September 30, 2013.

THIRD QUARTER 2013 RESULTS                                   4

Attached is the unaudited consolidated financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three and nine-months periods ended September 30, 2013 and 2012, which includes the consolidated balance sheets as of September 30, 2013 and 2012, and the consolidated statements of income for the three and nine-month periods ended September 30, 2013 and 2012 and the consolidated statement of changes in financial position for the nine-month periods ended September 30, 2013 and 2012.

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2013 WITH THREE MONTHS 2012
(Figures in thousands of pesos)	3Q13		3Q12		% Chg
REVENUES			$5,136,056
Affordable-entry level revenue	$38,849	37.7%	$3,930,470	55.9%	-99.0%
Middle income housing revenue	-	0.0%	$1,186,865	16.9%	-100.0%
Affordable-entry level revenue Brazil	-	0.0%	$18,720	0.3%	-100.0%
Other revenues	$43,487	42.2%	$28,323	0.4%	53.5%
Infrastructure revenue	$20,639	20.0%	$668,165	9.5%	-96.9%
Infrastructure construction projects	$20,639	20.0%	$61,154	0.9%	-66.3%
Federal Penitentiary (Chiapas) recognition ¹	-	0.0%	$607,011	8.6%	-100.0%
Federal Penitentiaries projects revenue	-	0.0%	$1,199,560	17.1%	-100.0%
TOTAL REVENUES	$102,974	100.0%	$7,032,103	100.0%	-98.5%

COSTS	$4,056,402	3939.2%	$4,876,029	69.3%	-16.8%
Capitalization of CFC	$187,669	182.2%	$359,092	5.1%	-47.7%
Interest	$185,644	180.3%	$355,929	5.1%	-47.8%
FX ( gain) loss and inflation accounting effect	$2,025	2.0%	$3,163	0.0%	-36.0%
TOTAL COST	$4,244,072	4121.5%	$5,235,121	74.4%	-18.9%

GROSS PROFIT	$(4,141,097)	-4021.5%	$1,796,982	25.6%	-330.4%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$4,184,943	4064.1%	$574,850	8.2%	628.0%

OPERATING INCOME	$(8,326,041)	-8085.6%	$1,222,133	17.4%	-781.3%

OTHER (EXPENSES) INCOME, NET	$(5,129)	-5.0%	$(232,395)	-3.3%	-97.8%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$56,813	55.2%	$54,418	0.8%	4.4%
Interest expense penitentiaries	-	0.0%	$53,457	0.8%	-100.0%
Interest income	$(53,318)	-51.8%	$(86,887)	-1.2%	-38.6%
Derivative position (gain) loss					N/A
Foreign exchange (gain) loss	$(1,466,054)	-1423.7%	$133,443	1.9%	-1198.6%
	$(1,462,559)	-1420.3%	$154,431	2.2%	-1047.1%

INCOME BEFORE INCOME TAX	$(6,868,610)	-6670.2%	$835,307	11.9%	-922.3%

INCOME TAX EXPENSE	$(3,350,080)	-3253.3%	$392,440	5.6%	-953.7%
NET INCOME	$(3,518,531)	-3416.9%	$442,867	6.3%	-894.5%
MAJORITY INTEREST	$(3,515,776)	-3414.2%	$436,042	6.2%	-906.3%
MINORITY INTEREST	$(2,754)	-2.7%	$6,824	0.1%	-140.4%
NET INCOME	$(3,518,531)	-3416.9%	$442,867	6.3%	-894.5%
Earnings per share	-11.15		1.50		-841.8%

THIRD QUARTER 2013 RESULTS                                   5

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF NINE MONTHS 2013 WITH NINE MONTHS 2012
(Figures in thousands of pesos)	2013		2012		% Chg
REVENUES
Affordable-entry level revenue	$2,031,579	44.7%	$10,182,354	50.0%	-80.0%
Middle income housing revenue	$513,936	11.3%	$2,917,922	14.3%	-82.4%
Affordable-entry level revenue Brazil	-	0.0%	$89,076	0.4%	-100.0%
Other revenues	$129,368	2.8%	$47,106	0.2%	174.6%
Infrastructure revenue	$1,520,971	33.4%	$3,649,970	17.9%	-58.3%
Infrastructure construction projects	$1,520,971	33.4%	$3,649,970	17.9%	-58.3%
Federal Penitentiary (Chiapas) recognition ¹	-	0.0%	-	0.0%	N/A
Federal Penitentiaries projects revenue	$351,986	7.7%	$3,477,182	17.1%	-89.9%
TOTAL REVENUES	$4,547,840	100.0%	$20,363,610	100.0%	-77.7%

COSTS	$16,303,281	358.5%	$14,107,570	69.3%	15.6%
Capitalization of CFC	$1,334,408	29.3%	$850,639	4.2%	56.9%
Interest	$1,322,522	29.1%	$844,275	4.1%	56.6%
FX ( gain) loss and inflation accounting effect	$11,886	0.3%	$6,364	0.0%	86.8%
TOTAL COST	$17,637,689	387.8%	$14,958,209	73.5%	17.9%

GROSS PROFIT	$(13,089,849)	-287.8%	$5,405,402	26.5%	-342.2%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$7,094,842	156.0%	$1,921,624	9.4%	269.2%

OPERATING INCOME	$(20,184,691)	-443.8%	$3,483,778	17.1%	-679.4%

OTHER (EXPENSES) INCOME, NET	$973,324	21.4%	$(203,987)	-1.0%	-577.1%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$302,802	6.7%	$369,829	1.8%	-18.1%
Interest expense penitentiaries	-	0.0%	$105,514	0.5%	-100.0%
Interest income	$(105,521)	-2.3%	$(221,332)	-1.1%	-52.3%
Derivative position (gain) loss					N/A

Foreign exchange (gain) loss	$154,666	3.4%	$(35,535)	-0.2%	-535.2%
	$351,948	7.7%	$218,476	1.1%	61.1%

INCOME BEFORE INCOME TAX	$(19,563,316)	-430.2%	$3,061,314	15.0%	-739.0%

INCOME TAX EXPENSE	$(5,989,223)	-131.7%	$1,215,616	6.0%	-592.7%
NET INCOME	$(13,574,093)	-298.5%	$1,845,698	9.1%	-835.4%
MAJORITY INTEREST	$(13,576,475)	-298.5%	$1,840,003	9.0%	-837.9%
MINORITY INTEREST	$2,383	0.1%	$5,695	0.0%	-58.2%
NET INCOME	$(13,574,093)	-298.5%	$1,845,698	9.1%	-835.4%
NET INCOME Adjusted for FX	$(13,458,530)	-295.9%	$1,828,111	9.0%	-836.2%
Earnings per share	-41.19		5.51		-847.1%

THIRD QUARTER 2013 RESULTS                                   6

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF SEPTEMBER 30, 2013 WITH SEPTEMBER 30, 2012
(Figures in thousands of pesos)	Sep-13		Sep-12		% Chg
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$164,463	0.5%	$3,985,128	8.2%	-95.9%
Accounts receivable, net	$2,607,060	7.8%	$7,492,728	15.5%	-65.2%
Due from customers	$632,816	1.9%	$2,258,164	4.7%	-72.0%
Accounts receivable from penitentiaries	-	0.0%	$3,828,868	7.9%	-100.0%
Accounts receivable from infrastructure	$1,974,244	5.9%	$1,405,697	2.9%	40.4%
Inventories	$27,734,562	83.5%	$32,546,540	67.4%	-14.8%
Land inventory	$7,364,720	22.2%	$10,764,272	22.3%	-31.6%
Construction in progress	$19,728,709	59.4%	$21,431,912	44.4%	-7.9%
Materials	$641,133	1.9%	$350,356	0.7%	83.0%
Other current assets	$1,354,306	4.1%	$1,816,727	3.8%	-25.5%
Total current assets	$31,860,392	95.9%	$45,841,124	94.9%	-30.5%

Property and equipment, net	$570,842	1.7%	$1,224,640	2.5%	-53.4%
Goodwill	$731,861	2.2%	$650,344	1.3%	12.5%
Other assets	$60,632	0.2%	$606,821	1.3%	-90.0%
TOTAL	$33,223,727	100.0%	$48,322,929	100.0%	-31.2%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	$21,510,937	64.7%	$1,365,924	2.8%	1474.8%
Accounts payable	$6,693,240	20.1%	$5,078,746	10.5%	31.8%
Land payable	$832,485	2.5%	$723,316	1.5%	15.1%
Advances from customers	$1,175,668	3.5%	$896,459	1.9%	31.1%
Accrued expenses and taxes payable	$5,740,443	17.3%	$3,323,965	6.9%	72.7%
Total current liabilities	$35,120,288	105.7%	$10,665,095	22.1%	229.3%

Long-term notes payable to financial institutions	-	0.0%	$14,500,456	30.0%	-100.0%
Long-term project financing	-	0.0%	$2,747,513	5.7%	-100.0%
Swap payable	-	0.0%	$615,779	1.3%	-100.0%
Labor obligations	$7,395	0.0%	$7,966	0.0%	-7.2%
Deferred income taxes	$(2,819,694)	-8.5%	$4,713,622	9.8%	-159.8%
TOTAL LIABILITIES	$32,307,989	97.2%	$33,250,431	68.8%	-2.8%

STOCKHOLDERS' EQUITY
Common stock	$425,441	1.3%	$425,441	0.9%	0.0%
Additional paid-in capital	$2,822,232	8.5%	$2,731,202	5.7%	3.3%
Retained earnings	$(1,287,441)	-3.9%	$12,348,827	25.6%	-110.4%
Other stockholders' equity accounts	$(1,226,691)	-3.7%	$(638,121)	-1.3%	92.2%
Majority stockholders' equity	$733,541	2.2%	$14,867,349	30.8%	-95.1%
Minority interest	$182,197	0.5%	$205,148	0.4%	-11.2%
TOTAL STOCKHOLDERS' EQUITY	$915,738	2.8%	$15,072,498	31.2%	-93.9%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$33,223,727	100.0%	$48,322,929	100.0%	-31.2%

THIRD QUARTER 2013 RESULTS                                   7

Consolidated Statement of Changes in Financial Position For the period ended September 30,2013

Net income	(13,576,475)
Non Cash items:
Depreciation	100,109
Minority Interest	2,754
Deferred income taxes	(5,989,223)
(19,462,835)
(Increase) decrease in:
Trade accounts receivable	7,763,353
Inventories (w/land)	5,336,868
Trade accounts payable	2,024,333
Other A&L, net (1)	779,808
Changes in operating assets and liabilities	15,904,363

Operating Cash Flow	(3,558,472)
Capex	5,850

Free Cash Flow	(3,552,622)
Net Financing Activities	1,395,305

Net increase (decrease) cash	(2,157,317)
Balance at beginning	2,321,780

Balance at end	164,463

THIRD QUARTER 2013 RESULTS                                   8

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information including the Company’s public releases is also available on the Company’s Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

THIRD QUARTER 2013 RESULTS                                  9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 11, 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer